                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT 1934

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED] For the fiscal year ended December 31, 1997.


                                       OR

/  /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED].
        For the transition period from ________________ to
        ______________________.


Commission File No.  1-7623
                     ------

                    THE GENOVESE RETIREMENT AND SAVINGS PLAN
                                  (the "Plan")

-------------------------------------------------------------------------------
(Full title of the Plan)

GENOVESE DRUG STORES, INC., 80 Marcus Drive, Melville, New York  11747
-------------------------------------------------------------------------------
(Name of Issuer of the securities held pursuant to the Plan and the address of its executive office)

                              REQUIRED INFORMATION

Audited financial statements for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits

A) The following financial statements are filed as part of this annual report and appear immediately after the signature page hereof:

      1) Statements of Assets Available for Plan Benefits - December 31, 1997 and December 31, 1996.

      2) Statements of Changes in Assets Available for Plan Benefits - December 31, 1997 and December 31, 1996.


B) The following exhibit is filed as part of this annual report:

                  Exhibit No. 23 ...... Consent of Independent Auditors

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                   THE GENOVESE RETIREMENT
                                   AND SAVINGS PLAN



Date:  July 14, 1998                By: s/ Gene L. Wexler
                                        -----------------------------------
                                        Gene L. Wexler
                                        Member - Administrative
                                        Committee

                                   FORM 11-K

                               INDEX TO EXHIBITS

EXHIBIT NO.                                                          PAGE NO.
-----------                                                          --------

         23                Consent of Independent Auditors

-------------------------------------------------------------------------------
The Genovese Retirement and Savings Plan
Financial Statements for the
Years Ended December 31, 1997 and 1996, and
Independent Auditors' Report

THE GENOVESE RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT                                           EXHIBIT

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996 AND
   FOR THE YEARS THEN ENDED:

   Statements of Assets Available for Plan Benefits                     A

   Statements of Changes in Assets Available for Plan Benefits          B

   Notes to Financial Statements                                        C

INDEPENDENT AUDITORS' REPORT


To the Genovese Retirement and Savings Plan Committee

We have audited the accompanying statements of assets available for plan benefits of the Genovese Retirement and Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.



June 24, 1998

                                                                  EXHIBIT A
THE GENOVESE RETIREMENT AND SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

ASSETS:                                            1997              1996

  Investments - at quoted market value
    (Note 5)                                  $ 20,921,423       $ 16,300,687

  Loans receivable from participants               862,048            682,430

  Employee contributions receivable                249,946            202,551

  Employer contributions receivable                 50,832             29,585

  Cash                                               2,122                921
                                              ------------       ------------

ASSETS AVAILABLE FOR BENEFITS                 $ 22,086,371       $ 17,216,174
                                              =============      ============


See notes to financial statements.

                                                                    EXHIBIT B
THE GENOVESE RETIREMENT AND SAVINGS PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


                                                  1997              1996

EMPLOYEE CONTRIBUTIONS                       $ 3,280,531        $ 2,971,773

EMPLOYER CONTRIBUTIONS                           546,236            403,819

DIVIDEND AND INTEREST INCOME                   1,271,398            883,198

NET APPRECIATION IN FAIR VALUE
    OF ASSETS (NOTE 5)                         1,769,277          1,261,226
                                            ------------       -----------

           Total additions                     6,867,442          5,520,016

PAYMENTS TO RETIRED AND TERMINATED
    PARTICIPANTS AND WITHDRAWALS              (1,997,245)        (1,532,859)
                                            ------------       -----------

INCREASE IN ASSETS                             4,870,197          3,987,157

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                           17,216,174         13,229,017
                                            ------------       -----------

  End of year                               $ 22,086,371       $ 17,216,174
                                            =============      ============


See notes to financial statements.

                                                                      EXHIBIT C

THE GENOVESE RETIREMENT AND SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

      a. General - Genovese Drug Stores, Inc. (the "Employer") provides a retirement and savings plan for substantially all of its employees. The Plan is a defined contribution plan and is available to all employees who have attained age 21 and have completed one year of service. The normal retirement date under the Plan is the Employer's year-end date following the member's sixty-fifth birthday. Early retirements are permitted up to five years before the normal retirement date. Retirement benefits are reduced to the amount vested at that time. The Genovese Retirement and Savings Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. The Dreyfus Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      b. Contributions - The Employer's contribution is made on a monthly basis and is determined by the Company's management. Effective July 1, 1997 the Employer's contribution may consist of up to $.40 on each dollar that an employee contributes up to 4 percent of the employee's annual earnings, as defined. Prior to July 1, 1997, the Employer's contribution could consist of up to $.50 on each dollar that an employee contributes up to two percent of an employee's annual earnings, as defined. Contributions may be made in cash or in shares of the Employer's Stock at the discretion of the Company's management.

      c. Participants Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) the Employer's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


      d. Vesting - Employees have immediate vesting in their own contributions and the accumulated earnings thereon. Employer contributions and earnings thereon become 20 percent vested to members who are credited with one year of service as defined by the Plan. Vesting increases 20 percent for each of the next four years, with full vesting after five years of service.

      e. Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments of ten options. Participants may change or transfer their investments options daily. Genovese Drug Stores, Inc.'s matching contributions are made monthly.

            Capital Preservation Fund - Consists of Guaranteed Investment Contracts (GIC's) and other stable value instruments. These instruments are fixed income investments that are intended to have a stable principal value.

            Balanced Fund - Invests in both equity (stock) and debt instruments. Fund manager may move money between the two types of investments in order to strike a balance between capital growth from stocks and income from bonds.

            New Leader's Fund - Invests in a portfolio made up mainly of common stocks. Seeks to invest in emerging smaller sized companies which the Fund's manager believes to have new or innovative products or services to offer which should enhance prospects for growth.

            Appreciation Fund - Common stock mutual fund; invests in large, high quality companies that have prominent positions in both domestic and international markets.

            Genovese Co. Stock - Consists of stock of Genovese Drug Stores, Inc. (Party in Interest).

      During fiscal year 1997, the Plan added the following funds:

            S&P 500 Index Fund - Contains stocks of the nation's largest corporations in most major Industries.

            Templeton Foreign Fund - Designed to take advantage of the growth potential of foreign stock markets. The Fund's share price and return will fluctuate with market conditions, and the economic and political climates where investments are made.

            Lifetime Growth & Income Portfolio Fund - Mutual fund whose goal is capital appreciation.

            Lifetime Income Portfolio Fund - Mutual fund whose primary goal is to maximize current income and secondary goal is capital appreciation.

            Lifetime Growth Portfolio Fund - Mutual fund whose goal is to maximize total return, consisting of capital appreciation and current income.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a. Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

      b. Valuation of Investments - Investments are carried at quoted market value. The increase in unrealized appreciation represents the changes in the quoted market value of the investments. Security transactions are recorded as of the trade date, realized gains and losses are based on average cost, and dividends are recorded when declared.

      c. Benefit Payments - Benefits paid to participants are recorded when disbursed.

      d. Loans to Participants - The loans to participants are valued at cost plus accrued interest which approximates fair value.

      e. Administrative Expenses - Although not required under the terms of the Plan, personnel and facilities of the Employer have been used for its accounting and other activities at no charge to the Plan. Certain administrative costs incurred in connection with investment transactions and other activities are paid by the Employer.

3.    PLAN TERMINATION POLICIES

      The Employer intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at its discretion. If the Plan were terminated, the interests of the participants would become fully vested and nonforfeitable.

4.    FEDERAL INCOME TAXES

      The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and to be tax exempt under Section 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated October 12, 1993. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    INVESTMENTS

      Investments at December 31, 1997 consisted of the following:

Description                                   Cost           Fair Value

Dreyfus Trust Company -
  Capital Preservation Fund                  $ 7,493,195        $ 7,493,195
Dreyfus Trust Company -
  Appreciation Fund                            2,600,265          3,792,108
Dreyfus Trust Company -
  New Leaders Fund                             2,785,444          3,129,706
Dreyfus Trust Company -
  Balanced Fund                                2,501,949          2,626,498
Dreyfus Trust Company -
   S&P 500 Index Fund                            315,181            320,339
Dreyfus Trust Company -
   Templeton Foreign Fund                        229,688            200,369
Dreyfus Trust Company -
   Lifetime Growth/Income Portfolio Fund         141,663            125,155
Dreyfus Trust Company -
   Lifetime Income Portfolio Fund                120,549             99,395
Dreyfus Trust Company -
   Lifetime Growth Portfolio Fund                 37,390             34,700
Genovese Drug Stores, Inc. -
  Class A Common Stock                         1,850,038          3,099,958
                                            -------------      ------------

                                            $ 18,075,362       $ 20,921,423
                                            =============      ============

Investments at December 31, 1997 consisted of the following:

Description                                   Cost           Fair Value

Dreyfus Trust Company -
  Capital Preservation Fund                  $ 7,301,524        $ 7,301,524
Dreyfus Trust Company -
  Balanced Fund                                1,798,481          1,980,227
Dreyfus Trust Company -
  New Leaders Fund                             2,088,031          2,303,806
Dreyfus Trust Company -
  Appreciation Fund                            1,774,327          2,446,356
Genovese Drug Stores, Inc. -
  Class A Common Stock                         1,558,785          2,268,774
                                            -------------      ------------

                                            $ 14,521,148       $ 16,300,687
                                            =============      ============

Activities in the various investment funds during the year ended December 31, 1997 were as follows:

                                                                                                                      Dreyfus
                                     Dreyfus                     Dreyfus                   Dreyfus       Dreyfus      Lifetime
                                     Capital       Dreyfus         New         Dreyfus     S&P 500      Templeton     Growth &
                                  Preservation  Appreciation     Leaders      Balanced      Index        Foreign       Income
                                      Fund          Fund          Fund          Fund        Fund          Fund     Portfolio Fund

ADDITIONS TO ASSETS:
  Employee contributions          $    954,968  $    655,116  $   607,921  $   444,066  $    57,693  $    42,028   $       25,108
  Employer contributions               169,424        98,859       92,322       68,399        9,662        6,633            4,801
  Dividend and interest income         449,301        48,378      285,212      363,220        8,630       20,553           20,463
  Net appreciation in fair value
    of assets                             --         709,553      205,566        9,037        5,778      (32,237)         (16,720
  Loan repayments                      168,566        73,546       50,413       37,116        6,452        4,044            5,806
  Transfers in                         540,388       588,235      225,412      247,632      293,215      187,119           88,160
                                  ------------  ------------  -----------  -----------  -----------  -----------   --------------

  Total additions                    2,282,647     2,173,687    1,466,846    1,169,470      381,430      228,140          127,618

DEDUCTIONS FROM ASSETS:
  Payments to retired and
    terminated participants and
    withdrawals                        885,624       422,918      258,129      263,763        1,202         --              1,555
  Loans issued                         293,098       119,843       93,573       77,297         --           --               --
  Transfers out                        912,254       285,174      289,244      182,139       59,889       27,771              908
                                  ------------  ------------  -----------  -----------  -----------  -----------   --------------

NET ADDITIONS TO ASSETS                191,671     1,345,752      825,900      646,271      320,339      200,369          125,155

ASSETS AVAILABLE FOR
  PLAN BENEFITS:
    Beginning of year                7,301,524     2,446,356    2,303,806    1,980,227         --           --               --
                                  ------------  ------------  -----------  -----------  -----------  -----------   --------------

    End of year                   $  7,493,195  $  3,792,108  $ 3,129,706  $ 2,626,498  $   320,339  $   200,369   $      125,155
                                  ============  ============  ===========  ===========  ===========  ===========   ==============
                                   Dreyfus        Dreyfus        Drug
                                   Lifetime      Lifetime       Stores,
                                    Income        Growth         Inc.
                                   Portfolio     Portfolio      Class A
                                     Fund          Fund          Stock       Total

ADDITIONS TO ASSETS:
  Employee contributions          $    15,263   $    25,626   $   405,347  $ 3,233,136
  Employer contributions                2,131         4,504        68,253      524,988
  Dividend and interest income          3,501        23,962        46,977    1,270,197
  Net appreciation in fair value
    of assets                          (2,682)      (21,145)      912,127    1,769,277
  Loan repayments                       2,276         3,186        27,983      379,388
  Transfers in                         14,510        63,692       223,449    2,471,812
                                  -----------   -----------   -----------  -----------

  Total additions                      34,999        99,825     1,684,136    9,648,798

DEDUCTIONS FROM ASSETS:
  Payments to retired and
    terminated participants and
    withdrawals                            79            16       125,429    1,958,715
  Loans issued                           --            --          13,724      597,535
  Transfers out                           220           414       713,799    2,471,812
                                  -----------   -----------   -----------  -----------

NET ADDITIONS TO ASSETS                34,700        99,395       831,184    4,620,736

ASSETS AVAILABLE FOR
  PLAN BENEFITS:
    Beginning of year                    --            --       2,268,774   16,300,687
                                  -----------   -----------   -----------  -----------

    End of year                   $    34,700   $    99,395   $ 3,099,958  $20,921,423
                                  ===========   ===========   ===========  ===========

Activities in the various investment funds during the year ended December 31,1996 were as follows:

                                            Dreyfus                     Dreyfus                    Stores,
                                            Capital       Dreyfus          New       Dreyfus         Inc.
                                         Preservation  Appreciation      Leaders    Balanced       Class A
                                             Fund          Fund           Fund        Fund          Stock        Total

ADDITIONS TO ASSETS:
  Employee contributions                 $ 1,095,974     $ 543,869     $ 590,640    $ 459,182    $ 290,480    $ 2,980,145
  Employer contributions                     166,879        66,275        72,252       58,926       40,347        404,679
  Dividend and interest income               420,375        30,101       168,423      128,001      136,298        883,198
  Net appreciation in fair value
    of assets                                      -       439,702       151,615       78,542      591,367      1,261,226
  Loan repayments                            137,974        31,342        37,148       27,257       11,921        245,642
  Transfers in                               107,184       285,744       136,451       58,007      262,576        849,962
                                         ------------  ------------  ------------ ------------ ------------  ------------

  Total additions                          1,928,386     1,397,033     1,156,529      809,915    1,332,989      6,624,852

DEDUCTIONS FROM ASSETS:
  Payments to retired and terminated
    participants and withdrawals             754,459       264,017       260,336      183,789       62,511      1,525,112
  Loans issued                               280,757        99,583        86,797       55,948            -        523,085
  Transfers out                              388,355       128,291       108,349      114,086      110,881        849,962
                                         ------------  ------------  ------------ ------------ ------------  ------------

NET ADDITIONS TO ASSETS                      504,815       905,142       701,047      456,092    1,159,597      3,726,693

ASSETS AVAILABLE FOR PLAN
  BENEFITS:
    Beginning of year                      6,796,709     1,541,214     1,602,759    1,524,135    1,109,177     12,573,994
                                         ------------  ------------  ------------ ------------ ------------  ------------

    End of year                          $ 7,301,524   $ 2,446,356   $ 2,303,806  $ 1,980,227  $ 2,268,774   $ 16,300,687
                                         ============  ============  ============ ============ ============  ============


                                  * * * * * *
                                      -9-